UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2023

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of First Quarter 2023 Consolidated Results

Item 1

Quarterly Periodic Report

1Q2023

Bogotá D.C., Colombia

Carrera 13 No 26A - 47 - 23rd Floor

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

1Q23 Results Report Information reported in Ps billions and under IFRS

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest financial corporation in Colombia (Corficolombiana). In addition, it is present in Central America through Multibank's operation in Panama through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of March 31, 2023, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares	16,204,145,980	7,539,329,774
Issue amount	16,204,145,980	7,539,329,774
Amount placed	16,204,145,980	7,539,329,774

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2009 - Series A - 15 years	124,520	IPC+5.2%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 10 years	93,000	IPC+3.86%
Issue of 2016 - Series A - 20 years	207,000	IPC+4.15%
Issue of 2017 - Series A - 25 years	300,000	IPC +3.99%
Issue of 2019 - Series C - 5 years	100,000	6.42%
Issue of 2019 - Series A - 20 years	300,000	IPC +3.69%
	1,124,520
International Bonds
Issue of 2020 - 10 years	US 1,000,000	4.375%	Ba2 / Negative (Moody’s) BB+ Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Table of contents

Key results of 1Q23	4

Consolidated Financial Results	5

– Statement of Financial Position Analysis	5

– Income Statement Analysis	14

Risk Management	18

Quantitative and Qualitative disclosure about market risk	18

Corporate Governance	18

ESG	18

Separated Financial Results	19

– Statement of Financial Position Analysis	19

– Income Statement Analysis	20

Grupo Aval + Grupo Aval Limited	22

Definitions	26

EXHIBIT 1 – Consolidated Financial Statements

EXHIBIT 2 – Separate Financial Statements

3

Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, May 15th, 2023. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 425.1 billion (Ps 17.9 pesos per share) for 1Q23. ROAE was 10.4% and ROAA was 1.4% for 1Q23.

	COP $tn	1Q22	4Q22	1Q23	1Q23 vs 4Q22	1Q23 vs 1Q22
Balance Sheet	Gross Loans	$ 158.3	$ 182.3	$ 184.6	1.2%	16.6%
	Deposits	$ 152.7	$ 173.3	$ 178.4	2.9%	16.8%
	Deposits/Net Loans	0.99 x	0.97 x	1.00 x	0.03 x	0.00 x

Loan Quality	90 days PDLs / Gross Loans	3.5%	3.3%	3.4%	19 bps	(9) bps
	Allowance/90 days PDLs	1.58 x	1.55 x	1.48 x	-0.07 x	-0.10 x
	Cost of risk	1.7%	1.5%	1.7%	25 bps	(2) bps

Profitability	Net interest margin	4.1%	3.5%	3.7%	20 bps	(43) bps
	Fee income Ratio	16.2%	19.8%	19.0%	(86) bps	279 bps
	Efficiency Ratio	38.2%	55.5%	46.6%	(896) bps	834 bps
	Attributable net income	$ 1.73	-$ 0.33	$ 0.43	-228.7%	-75.4%
	ROAA	3.8%	-0.6%	1.4%	201 bps	(238) bps
	ROAE	35.3%	-8.0%	10.4%	1,837 bps	(2,484) bps

Pro forma ratio

•	Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 day s past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . NS refers to non-significant figures.

4

Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Cash and cash equivalents	16,407.1	17,032.9	19,327.8	13.5%	17.8%
Trading assets	9,846.7	11,841.4	13,585.5	14.7%	38.0%
Investment securities	31,550.3	33,674.5	31,969.1	-5.1%	1.3%
Hedging derivatives assets	53.8	20.9	35.1	68.3%	-34.7%
Total loans, net	154,054.5	179,115.8	179,102.9	0.0%	16.3%
Tangible assets	7,003.4	7,235.4	7,247.8	0.2%	3.5%
Goodwill	2,220.5	2,248.2	2,232.2	-0.7%	0.5%
Concession arrangement rights	11,338.9	13,242.7	13,536.2	2.2%	19.4%
Other assets	28,648.9	31,179.4	31,841.5	2.1%	11.1%
Total assets	261,124.1	295,591.2	298,878.2	1.1%	14.5%
Trading liabilities	1,360.4	1,757.6	1,517.6	-13.7%	11.6%
Hedging derivatives liabilities	52.6	3.6	5.6	55.7%	-89.4%
Customer deposits	152,708.1	173,341.1	178,352.4	2.9%	16.8%
Interbank borrowings and overnight funds	11,156.8	9,087.9	8,799.8	-3.2%	-21.1%
Borrowings from banks and others	17,937.9	30,309.4	29,346.9	-3.2%	63.6%
Bonds issued	30,414.2	28,362.2	27,352.4	-3.6%	-10.1%
Borrowings from development entities	3,270.0	4,357.3	4,539.5	4.2%	38.8%
Other liabilities	14,623.5	17,550.5	18,737.1	6.8%	28.1%
Total liabilities	231,523.5	264,769.6	268,651.1	1.5%	16.0%
Equity attributable to owners of the parent	16,230.3	16,467.0	16,175.7	-1.8%	-0.3%
Non-controlling interest	13,370.3	14,354.7	14,051.3	-2.1%	5.1%
Total equity	29,600.6	30,821.7	30,227.0	-1.9%	2.1%
Total liabilities and equity	261,124.1	295,591.2	298,878.2	1.1%	14.5%

Consolidated Statement of Income	1Q22	4Q22	1Q23	Δ
Interest income	3,759.8	6,143.6	7,008.3	14.1%	86.4%
Interest expense	1,679.2	4,378.4	5,459.5	24.7%	N.A.
Net interest income	2,080.6	1,765.2	1,548.8	-12.3%	-25.6%
Loans and other accounts receivable	807.3	841.7	920.5	9.4%	14.0%
Other financial assets	18.9	(0.4)	(0.3)	-30.6%	-101.5%
Recovery of charged-off financial assets	(130.8)	(188.3)	(133.7)	-29.0%	2.2%
Net impairment loss on financial assets	695.4	653.0	786.5	20.4%	13.1%
Net interest income, after impairment losses	1,385.2	1,112.2	762.3	-31.5%	-45.0%
Net income from commissions and fees	710.0	749.7	842.3	12.4%	18.6%
Gross profit from sales of goods and services	1,020.6	918.1	1,163.6	26.7%	14.0%
Net trading income	(287.3)	609.0	(81.3)	-113.3%	-71.7%
Net income from other financial instruments mandatory at FVTPL	73.9	68.2	93.9	37.7%	27.1%
Total other income	793.3	(327.9)	875.9	N.A	10.4%
Total other expenses	1,679.5	2,101.0	2,077.0	-1.1%	23.7%
Net income before income tax expense	2,016.2	1,028.3	1,579.8	53.6%	-21.6%
Income tax expense	633.0	526.3	532.6	1.2%	-15.9%
Net income for the period of continued operations	1,383.2	502.0	1,047.3	108.6%	-24.3%
Net income for the period of discontinued operations	1,597.5	(929.4)	-	-100.0%	-100.0%
Net income for the period	2,980.8	(427.5)	1,047.3	N.A	-64.9%
Non-controlling interest	1,251.1	(97.1)	622.2	N.A	-50.3%
Net income attributable to owners of the parent	1,729.7	(330.4)	425.1	N.A	-75.4%

Key ratios	1Q22	4Q22	1Q23
Net Interest Margin(1)	4.4%	3.3%	2.8%
Net Interest Margin (including net trading income)(1)	4.1%	3.5%	3.7%
Efficiency ratio(2)	38.2%	55.5%	46.7%
90 days PDL / Gross loans (5)	3.5%	3.3%	3.4%
Provision expense / Average gross loans (6)	1.7%	1.5%	1.7%
Allowance / 90 days PDL (5)	1.58	1.55	1.48
Allowance / Gross loans	5.6%	5.0%	5.1%	Pro forma ratio
Charge-offs / Average gross loans (6)	2.0%	1.8%	1.8%
Total loans, net / Total assets	59.0%	60.6%	59.9%
Deposits / Total loans, net	99.1%	96.8%	99.6%

Key ratios	1Q22	4Q22	1Q23
Equity / Assets	11.3%	10.4%	10.1%
Tangible equity ratio (7)	10.0%	9.1%	8.8%
ROAA(3)	3.8%	-0.6%	1.4%
ROAE(4)	35.3%	-8.0%	10.4%
Shares outstanding (EoP)	22,281,017,159	23,743,475,754	23,743,475,754
Shares outstanding (Average)	22,281,017,159	23,743,475,754	23,743,475,754
Common share price (EoP)	965.0	530.0	555.0
Preferred share price (EoP)	852.0	570.0	558.9
BV/ EoP shares in Ps.	728.4	693.5	681.3
EPS	77.6	(13.9)	17.9

P/E (8)	2.7	(15.3)	7.8
P/BV (8)	1.2	0.8	0.8

•	Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators avera ges used to calculate these ratios contain pro-forma figures from previous quarters.

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total otherexpenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

5

Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Consolidated Financial Results

Statement of Financial Position Analysis

•	Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters

1.  Assets

Total assets as of March 31st, 2023 totaled Ps 298,878.2 billion showing an increase of 14.5% versus March 31st, 2022 and an increase of 1.1% versus December 31st, 2022. Growth was mainly driven by (i) a 16.3% year over year growth in total loans, net to Ps 179,102.9 billion, (ii) a 38.0% yearly growth in trading assets, net to Ps 13,585.5 billion and (iii) a 11.1% yearly growth in other assets, net to Ps 31,841.5 billion.

1.1  Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 16.6% between March 31st, 2023 and March 31st, 2022 to Ps 184,610.5 billion mainly driven by (i) a 20.1% increase in Mortgages loans to Ps 18,026.1 billion, (ii) a 16.6% increase in Commercial loans to Ps 106,129.9 billion and (iii) a 15.8% increase in Consumer loans to Ps 60,186.9 billion.

Interbank & overnight funds decreased by 14.5% to Ps 3,920.0 billion during the last twelve months.

Loss allowance was Ps 9,427.5 billion as of March 31st, 2023 taking net loans to Ps 179,102.9 billion.

Total loans, net	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Gross loans
Commercial loans	91,006.7	104,775.1	106,129.9	1.3%	16.6%
Consumer loans	51,984.3	59,419.4	60,186.9	1.3%	15.8%
Mortgages loans	15,010.3	17,883.4	18,026.1	0.8%	20.1%
Microcredit loans	292.6	267.7	267.6	0.0%	-8.5%
Gross loans	158,293.9	182,345.6	184,610.5	1.2%	16.6%
Interbank & overnight funds	4,584.7	5,967.7	3,920.0	-34.3%	-14.5%
Total gross loans	162,878.7	188,313.4	188,530.4	0.1%	15.7%
Loss allowance	(8,824.2)	(9,197.5)	(9,427.5)	2.5%	6.8%
Allowance for impairment of commercial loans	(5,346.5)	(5,494.2)	(5,380.1)	-2.1%	0.6%
Allowance for impairment of consumer loans	(3,014.8)	(3,311.9)	(3,630.9)	9.6%	20.4%
Allowance for impairment of mortgages	(373.4)	(352.4)	(376.2)	6.7%	0.8%
Allowance for impairment of microcredit loans	(89.5)	(39.0)	(40.3)	3.4%	-55.0%
Total loans, net	154,054.5	179,115.8	179,102.9	0.0%	16.3%

6

Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
General purpose	65,254.4	74,473.6	74,955.1	0.6%	14.9%
Working capital	11,682.5	14,631.6	14,930.6	2.0%	27.8%
Financial leases	10,042.3	10,862.0	10,892.9	0.3%	8.5%
Funded by development banks	3,250.1	4,053.3	4,397.1	8.5%	35.3%
Overdrafts	413.5	436.6	432.4	-1.0%	4.6%
Credit cards	363.8	317.9	521.8	64.1%	43.4%
Commercial loans	91,006.7	104,775.1	106,129.9	1.3%	16.6%
Payroll loans	30,860.5	33,306.7	33,360.4	0.2%	8.1%
Personal loans	10,429.1	13,425.6	13,981.4	4.1%	34.1%
Credit cards	5,932.9	7,023.6	7,192.8	2.4%	21.2%
Automobile and vehicle	4,557.9	5,421.1	5,439.0	0.3%	19.3%
Financial leases	23.9	18.5	17.2	-6.8%	-27.9%
Overdrafts	50.4	75.9	73.4	-3.3%	45.5%
Other	129.6	148.1	122.6	-17.2%	-5.4%
Consumer loans	51,984.3	59,419.4	60,186.9	1.3%	15.8%
Mortgages	12,878.1	15,488.0	15,596.4	0.7%	21.1%
Housing leases	2,132.2	2,395.3	2,429.7	1.4%	14.0%
Mortgages loans	15,010.3	17,883.4	18,026.1	0.8%	20.1%
Microcredit loans	292.6	267.7	267.6	0.0%	-8.5%
Gross loans	158,293.9	182,345.6	184,610.4	1.2%	16.6%
Interbank & overnight funds	4,584.7	5,967.7	3,920.0	-34.3%	-14.5%
Total gross loans	162,878.7	188,313.4	188,530.4	0.1%	15.7%

In terms of gross loans (excluding interbank and overnight funds), 90.6% are domestic and 9.4% are foreign (reflecting the Multi Financial Group operation).

Over the last twelve months we observed a strong performance in all types of loans.

Commercial loans increased by 16.6% during the last twelve months and 1.3% during the quarter.

Consumer loans growth over the last year and quarter was mainly by personal loans and credit cards. Consumer loans grew by 15.8% annually and increased 1.3% over the quarter. Mortgages loans increased by 20.1% over the year and 0.8% in the last quarter.

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banks, driven by a strong performance in all types of loans with consumer loans growing 24.4%, commercial loans 20.7% and mortgages growing 16.7%.

7

Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Gross loans / Bank ($)	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Banco de Bogotá	83,017.5	96,078.0	97,023.9	1.0%	16.9%
Banco de Occidente	38,124.3	44,581.2	46,260.2	3.8%	21.3%
Banco Popular	23,509.7	25,212.5	24,901.0	-1.2%	5.9%
Banco AV Villas	13,627.7	15,004.8	15,026.9	0.1%	10.3%
Corficolombiana	1,849.9	2,199.5	2,177.3	-1.0%	17.7%
Grupo Aval Holding	-	1,508.8	1,260.4	-16.5%	N.A.
Eliminations	(1,835.2)	(2,239.2)	(2,039.2)	-8.9%	11.1%
Gross loans	158,293.9	182,345.6	184,610.5	1.2%	16.6%
Interbank & overnight funds	4,584.7	5,967.7	3,920.0	-34.3%	-14.5%
Total gross loans	162,878.7	188,313.4	188,530.4	0.1%	15.7%

Gross loans / Bank (%)	1Q22	4Q22	1Q23

Banco de Bogotá	52.4%	52.7%	52.6%
Banco de Occidente	24.1%	24.4%	25.1%
Banco Popular	14.9%	13.8%	13.5%
Banco AV Villas	8.6%	8.2%	8.1%
Corficolombiana	1.2%	1.2%	1.2%
Grupo Aval Holding	0.0%	0.8%	0.7%
Eliminations	-1.2%	-1.2%	-1.1%
Gross loans	100%	99%	100%

The 0.7% of Grupo Aval Holding reflects the loan with Esadinco S.A. (Related Party). This transaction was conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

The quality of our loan portfolio deteriorated slightly during the quarter driven by the economic slowdown.

Our 30 days PDL to total loans closed in 4.9% for 1Q23, 4.3% for 4Q22 and 4.6% for 1Q22. The ratio of 90 days PDL to total loans was 3.4% for 1Q23, 3.3% for 4Q22 and 3.5% for 1Q22.

Commercial loans 30 days PDL ratio was 4.4% for 1Q23, 4.0% for 4Q22 and 4.5% for 1Q22; 90 days PDL ratio was 3.7%, 3.6% and 4.0%, respectively. Consumer loans 30 days PDL ratio was 5.4% for 1Q23, 4.7% for 4Q22, and 4.5% for 1Q22; 90 days PDL ratio was 3.0%, 2.7% and 2.7%, respectively. Mortgages’ 30 days PDL ratio was 5.5% for 1Q23, 4.9% for 4Q22, and 5.5% for 1Q22; 90 days PDL ratio was 3.1%, 3.0% and 3.3%, respectively.

Total gross loans	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
''A'' normal risk	141,769.7	165,978.8	167,186.7	0.7%	17.9%
''B'' acceptable risk	3,965.2	3,577.5	4,194.9	17.3%	5.8%
''C'' appreciable risk	4,180.5	3,803.1	3,919.3	3.1%	-6.2%
''D'' significant risk	4,501.9	4,854.9	4,869.9	0.3%	8.2%
''E'' unrecoverable	3,876.7	4,131.4	4,439.7	7.5%	14.5%
Gross loans	158,293.9	182,345.6	184,610.4	1.2%	16.6%
Interbank and overnight funds	4,584.7	5,967.7	3,920.0	-34.3%	-14.5%
Total gross loans	162,878.7	188,313.4	188,530.4	0.1%	15.7%

CDE loans / gross loans (*)	7.9%	7.0%	7.2%

8

Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Past due loans	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Performing	86,882.8	100,550.0	101,440.5	0.9%	16.8%
Between 31 and 90 days past due	476.5	436.3	710.3	62.8%	49.1%
+90 days past due	3,647.4	3,788.8	3,979.1	5.0%	9.1%
Commercial loans	91,006.7	104,775.1	106,129.9	1.3%	16.6%
Performing	49,657.5	56,630.2	56,924.8	0.5%	14.6%
Between 31 and 90 days past due	947.2	1,213.9	1,473.7	21.4%	55.6%
+90 days past due	1,379.6	1,575.3	1,788.3	13.5%	29.6%
Consumer loans	51,984.3	59,419.4	60,186.9	1.3%	15.8%
Performing	14,190.7	17,011.9	17,042.5	0.2%	20.1%
Between 31 and 90 days past due	329.8	330.6	420.4	27.2%	27.5%
+90 days past due	489.8	540.9	563.2	4.1%	15.0%
Mortgages loans	15,010.3	17,883.4	18,026.1	0.8%	20.1%
Performing	209.0	230.2	229.5	-0.3%	9.8%
Between 31 and 90 days past due	10.3	8.3	8.4	0.2%	-18.7%
+90 days past due	73.3	29.2	29.8	2.0%	-59.4%
Microcredit loans	292.6	267.7	267.6	0.0%	-8.5%
Gross loans	158,293.9	182,345.6	184,610.5	1.2%	16.6%
Interbank & overnight funds	4,584.7	5,967.7	3,920.0	-34.3%	-14.5%
Total gross loans	162,878.7	188,313.4	188,530.4	0.1%	15.7%

30 Days PDL / gross loans (*)	4.6%	4.3%	4.9%
90 Days PDL / gross loans (*)	3.5%	3.3%	3.4%

Loans by stages (%)	1Q22	4Q22	1Q23

Loans classified as Stage 2 / gross loans	10.5%	6.5%	6.3%
Loans classified as Stage 3 / gross loans	6.9%	6.4%	6.4%
Loans classified as Stage 2 and 3 / gross loans	17.4%	12.8%	12.7%
Allowance for Stage 1 loans / Stage 1 loans	0.9%	0.9%	0.9%
Allowance for Stage 2 loans / Stage 2 loans	10.5%	12.1%	12.1%
Allowance for Stage 3 loans / Stage 3 loans	53.5%	54.0%	55.5%
Allowance for Stage 2 y 3 loans / Stage 2 y 3 loans	27.5%	32.9%	33.9%

Grupo Aval’s coverage over its 90 days PDL was 1.5x for 1Q23 and 4Q22, 1.6x for 1Q22. Allowance to CDE Loans was 0.7x for 1Q23, 4Q22 and 1Q22, allowance to 30 days PDL was 1.1x in 1Q23, 1.2x for 4Q22 and 1Q22. Impairment loss, net of recoveries of charged off assets to average gross loans was 1.7% for 1Q23, 1.5% for 4Q22 and 1.7% in pro forma 1Q22. Charge- offs to average gross loans was 1.8% for 1Q23 and for 4Q22, and 2.0% in pro forma 1Q22.

Total gross loans	1Q22	4Q22	1Q23

Allowance for impairment / CDE loans	0.7	0.7	0.7
Allowance for impairment / 30 days PDL	1.2	1.2	1.1
Allowance for impairment / 90 days PDL	1.6	1.5	1.5
Allowance for impairment / gross loans (*)	5.6%	5.0%	5.1%

Impairment loss / CDE loans	0.3	0.3	0.3
Impairment loss / 30 days PDL	0.4	0.4	0.4
Impairment loss / 90 days PDL	0.6	0.6	0.6
Impairment loss / average gross loans (*)	2.1%	1.9%	2.0%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	1.7%	1.5%	1.7%

Charge-offs / average gross loans (*)	2.0%	1.8%	1.8%

Pro forma ratio

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

•	Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters

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Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

1.2  Investment securities and trading assets

Total investment securities and trading assets increased 10.0% to Ps 45,554.5 billion between March 31st, 2023 and March 31st, 2022 and increased 0.1% versus December 31st, 2022.

Ps 36,211.6 billion of our total portfolio is invested in debt securities, which increased by 8.3% between March 31st, 2023 and March 31st, 2022 and increased by 0.7% versus December 31st, 2022. Ps 7,428.2 billion of our total investment securities is invested in equity securities, which increased by 12.1% between March 31st, 2023 and March 31st, 2022 and decreased by 1.2% versus December 31st, 2022.

Investment and trading assets	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Debt securities	3,247.3	3,760.9	5,145.6	36.8%	58.5%
Equity securities	5,254.7	6,039.1	6,525.1	8.0%	24.2%
Derivative assets	1,344.8	2,041.4	1,914.8	-6.2%	42.4%
Trading assets	9,846.7	11,841.4	13,585.5	14.7%	38.0%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	1.4	1.4	-0.6%	-0.6%
Debt securities at FVOCI	22,591.1	22,461.8	21,275.0	-5.3%	-5.8%
Equity securities at FVOCI	1,373.8	1,476.7	903.1	-38.8%	-34.3%
Investments in securities at FVOCI	23,964.9	23,938.5	22,178.1	-7.4%	-7.5%
Investments in debt securities at AC	7,585.4	9,734.6	9,789.6	0.6%	29.1%
Investment and trading assets	41,397.0	45,515.9	45,554.5	0.1%	10.0%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 11.7% for 1Q23, 7.5% for 4Q22 and 3.6% for pro forma 1Q22.

1.3  Cash and Cash Equivalents

As of March 31st, 2023 cash and cash equivalents had a balance of Ps 19,327.8 billion showing an increase of 13.5% versus March 31st, 2022 and an increase of 17.8% versus December 31st, 2022.

The ratio of cash and cash equivalents to customer deposits was 10.8% at March 31st, 2023, 9.8% at December 31st, 2021, and 10.7% at March 31st, 2022.

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Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of March 31st, 2023 reached Ps 17,851.1 billion, increasing by 17.1% versus March 31st, 2022 and 1.8% versus December 31st, 2022.

Goodwill as of March 31st, 2023 was Ps 2,232.2 billion, increasing by 0.5% versus March 31st, 2022 and decreasing 0.7% versus December 31st, 2022.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of March 31st, 2023 reached Ps 15,618.9 billion and grew by 19.9% versus pro forma March 31st, 2022 and increased by 2.2% versus December 31st, 2022.

2.  Liabilities

As of March 31st, 2023 Total Funding represented 92.5% of total liabilities and other liabilities represented 7.5%.

2.1  Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 248,390.9 billion as of March 31st, 2023 showing an increase of 15.3% versus March 31st, 2022 and 1.2% versus December 31st, 2022. Total customer deposits represented 71.8% of total funding as of 1Q23, 70.6% for 4Q22, and 70.9% 1Q22.

Average cost of funds was 8.4% for 1Q23, 7.3% for 4Q22 and 3.2% for pro forma 1Q22.

2.1.1  Customer deposits

Customer deposits	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Checking accounts	19,617.1	19,695.4	17,917.7	-9.0%	-8.7%
Other deposits	302.9	841.5	928.3	10.3%	N.A.
Non-interest bearing	19,920.0	20,536.9	18,846.0	-8.2%	-5.4%
Checking accounts	8,599.8	6,236.6	6,041.7	-3.1%	-29.7%
Time deposits	53,221.1	72,273.7	85,133.4	17.8%	60.0%
Savings deposits	70,967.2	74,293.9	68,331.2	-8.0%	-3.7%
Interest bearing	132,788.1	152,804.2	159,506.4	4.4%	20.1%
Customer deposits	152,708.1	173,341.1	178,352.4	2.9%	16.8%

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Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Of our total customer deposits as of March 31st, 2023, checking accounts represented 13.4%, time deposits 47.7%, savings accounts 38.3%, and other deposits 0.5%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco de Occidente showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Banco de Bogotá	77,045.3	88,027.5	89,606.3	1.8%	16.3%
Banco de Occidente	37,561.3	43,095.9	46,703.8	8.4%	24.3%
Banco Popular	23,068.5	24,314.5	24,904.7	2.4%	8.0%
Banco AV Villas	13,557.0	14,844.5	13,929.9	-6.2%	2.8%
Corficolombiana	5,440.7	6,589.6	6,719.7	2.0%	23.5%
Eliminations	(3,964.7)	(3,530.8)	(3,512.0)	-0.5%	-11.4%
Total Grupo Aval	152,708.1	173,341.1	178,352.4	2.9%	16.8%

Deposits / Bank (%)	1Q22	4Q22	1Q23
Banco de Bogotá	50.5%	50.8%	50.2%
Banco de Occidente	24.6%	24.9%	26.2%
Banco Popular	15.1%	14.0%	14.0%
Banco AV Villas	8.9%	8.6%	7.8%
Corficolombiana	3.6%	3.8%	3.8%
Eliminations	-2.6%	-2.0%	-2.0%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2  Borrowings from Banks and Other (includes borrowings from development entities)

As of March 31st, 2023 borrowings from banks and other totaled Ps 33,886.4 billion, increasing 59.8% versus March 31st, 2022 and decreasing 2.3% versus December 31st, 2022.

2.1.3  Bonds issued

Total bonds issued as of March 31st, 2023 totaled Ps 27,352.4 billion and decreased 10.1% versus March 31st, 2022 and 3.6% versus December 31st, 2022.

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Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

3.  Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of March 31st, 2023 non-controlling interest was Ps 14,051.3 billion which increased by 5.1% versus March 31st, 2022 and decreased by 2.1% versus December 31st, 2022. Total non- controlling interest represents 46.5% of total equity as of 1Q23, compared to 46.6% in 4Q22 and 45.2% in 1Q22.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Banco de Bogotá	68.7%	68.9%	68.9%	-	19
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir (1)	75.7%	75.8%	75.8%	-	9
Corficolombiana	40.0%	40.5%	40.5%	-	55

(1) Grupo Aval is the direct controlling entity of Porvenir.

4.  Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31st, 2023 was Ps 16,175.7 billion, showing a decrease of 0.3% versus March 31st, 2022 and a 1.8% versus December 31st, 2022.

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Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 1Q23 was Ps 425.1 billion.

Consolidated Statement of Income	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Interest income	3,759.8	6,143.6	7,008.3	14.1%	86.4%
Interest expense	1,679.2	4,378.4	5,459.5	24.7%	225.1%
Net interest income	2,080.6	1,765.2	1,548.8	-12.3%	-25.6%
Loans and other accounts receivable	807.3	841.7	920.5	9.4%	14.0%
Other financial assets	18.9	(0.4)	(0.3)	-30.6%	-101.5%
Recovery of charged-off financial assets	(130.8)	(188.3)	(133.7)	-29.0%	2.2%
Net impairment loss on financial assets	695.4	653.0	786.5	20.4%	13.1%
Net income from commissions and fees	710.0	749.7	842.3	12.4%	18.6%
Gross profit from sales of goods and services	1,020.6	918.1	1,163.6	26.7%	14.0%
Net trading income	(287.3)	609.0	(81.3)	-113.3%	-71.7%
Net income from other financial instruments mandatory at FVTPL	73.9	68.2	93.9	37.7%	27.1%
Total other income	793.3	(327.9)	875.9	N.A	10.4%
Total other expenses	1,679.5	2,101.0	2,077.0	-1.1%	23.7%
Net income before income tax expense	2,016.2	1,028.3	1,579.8	53.6%	-21.6%
Income tax expense	633.0	526.3	532.6	1.2%	-15.9%
Net income for the period of continued operations	1,383.2	502.0	1,047.3	108.6%	-24.3%
Net income for the period of discontinued operations	1,597.5	(929.4)	-	-100.0%	-100.0%
Net income for the period	2,980.8	(427.5)	1,047.3	N.A	-64.9%
Non-controlling interest	1,251.1	(97.1)	622.2	N.A	-50.3%
Net income attributable to owners of the parent	1,729.7	(330.4)	425.1	-228.7%	-75.4%

1. Net Interest Income

Net interest income	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Interest income
Commercial	1,456.9	2,927.2	3,382.1	15.5%	132.1%
Interbank and overnight funds	68.6	222.6	375.0	68.4%	N.A.
Consumer	1,559.8	2,016.5	2,178.6	8.0%	39.7%
Mortgages and housing leases	278.0	383.8	408.4	6.4%	46.9%
Microcredit	16.6	16.4	17.3	5.7%	4.1%
Loan portfolio	3,379.8	5,566.5	6,361.4	14.3%	88.2%
Interests on investments in debt securities	380.0	577.0	646.9	12.1%	70.2%
Total interest income	3,759.8	6,143.6	7,008.3	14.1%	86.4%
Interest expense
Checking accounts	29.9	61.5	62.5	1.5%	108.9%
Time deposits	544.2	1,591.1	2,216.4	39.3%	N.A.
Savings deposits	407.9	1,402.7	1,591.8	13.5%	290.2%
Total interest expenses on deposits	982.0	3,055.3	3,870.6	26.7%	294.1%
Interbank borrowings and overnight funds	76.5	308.7	395.9	28.3%	N.A.
Borrowings from banks and others	124.5	357.6	487.7	36.4%	291.8%
Bonds issued	466.9	549.1	562.6	2.5%	20.5%
Borrowings from development entities	29.3	107.7	142.6	32.4%	N.A.
Total interest expenses on financial obligations	697.1	1,323.1	1,588.9	20.1%	127.9%
Total interest expense	1,679.2	4,378.4	5,459.5	24.7%	225.1%
Net interest income	2,080.6	1,765.2	1,548.8	-12.3%	-25.6%

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Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Our net interest income decreased by 25.6% to Ps 1,548.8 billion for 1Q23 versus 1Q22 and by 12.3% versus 4Q22. The decrease versus 1Q222 was derived mainly from a 86.4% increase in total interest income offset by a 225.1% increase in total interest expense.

Our Net Interest Margin(*) was 3.7% for 1Q23, 3.5% for 4Q22, and 4.1%(1) in pro forma 1Q22. Net Interest Margin o Loans was 3.6% for 1Q23, 4.1% for 4Q22, and 5.1%(1) for pro forma 1Q22. On the other hand, our Net Investments Margin was 4.2% for 1Q23, 1.0% for 4Q22 and 0.6%(1) for pro forma 1Q22.

2.  Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 13.1% to Ps 786.5 billion for 1Q23 versus 1Q22 and by 20.4% versus 4Q22.

Net impairment loss on financial assets	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Loans and other accounts receivable	807.3	841.7	920.5	9.4%	14.0%
Other financial assets	18.9	(0.4)	(0.3)	-30.6%	-101.5%
Recovery of charged-off financial assets	(130.8)	(188.3)	(133.7)	-29.0%	2.2%
Net impairment loss on financial assets	695.4	653.0	786.5	20.4%	13.1%

Our annualized gross cost of risk was 2.0% for 1Q23, 1.9% for 4Q22, and 2.1%(1) for pro forma 1Q22. Net of recoveries of charged-off assets our ratio was 1.7% for 1Q23 and 1Q22, and 1.5% for 4Q22.

(*) Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 2.8% for 1Q23, 3.3% for 4Q22, and 4.4% for proforma 1Q22 .

(1) Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

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Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

3. Non-interest income

Total non-interest income	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Income from commissions and fees
Banking fees	564.6	663.4	664.4	0.1%	17.7%
Trust activities	83.9	95.8	122.9	28.3%	46.5%
Pension and severance fund management	303.7	179.9	250.0	39.0%	-17.7%
Bonded warehouse services	43.0	50.3	47.3	-6.0%	10.2%
Total income from commissions and fees	995.1	989.4	1,084.5	9.6%	9.0%
Expenses from commissions and fees	285.0	239.8	242.2	1.0%	-15.0%
Net income from commissions and fees	710.0	749.7	842.3	12.4%	18.6%

Income from sales of goods and services	2,667.9	3,200.7	2,927.5	-8.5%	9.7%
Costs and expenses from sales of goods and services	1,647.3	2,282.6	1,763.8	-22.7%	7.1%
Gross profit from sales of goods and services	1,020.6	918.1	1,163.6	26.7%	14.0%

Total trading investment income	(18.3)	201.7	591.0	193.0%	N.A
Total derivatives income	(269.1)	407.3	(672.3)	-265.0%	149.8%
Net trading income	(287.3)	609.0	(81.3)	-113.3%	-71.7%
Net income from other financial instruments mandatory at FVTPL	73.9	68.2	93.9	37.7%	27.1%

Other income
Foreign exchange gains (losses), net	369.2	(540.5)	488.5	-190.4%	32.3%
Net gain on sale of investments and OCI realization	(2.6)	(112.4)	27.5	-124.5%	N.A
Gain on the sale of non-current assets held for sale	3.9	2.0	1.1	-46.8%	-72.9%
Income from non-consolidated investments	203.3	91.4	214.5	134.8%	5.5%
Net gains on asset valuations	0.3	28.9	0.0	-100.0%	-96.8%
Other income from operations	219.2	202.7	144.2	-28.9%	-34.2%
Total other income	793.3	(327.9)	875.9	N.A	10.4%

Total non-interest income	2,310.5	2,017.2	2,894.5	43.5%	25.3%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1  Net income from commissions and fees

Net income from commissions and fees for 1Q23 totaled Ps 842.3 billion and increased by 18.6% versus 1Q22 and by 12.4% versus 4Q22. Income from commissions and fees increased by 9.0% to Ps 1,084.5 billion for 1Q23 versus 1Q22 and increased by 9.6% versus 4Q22.

3.2  Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) increased by 14.0% to Ps 1,163.6 billion for 1Q23 versus 1Q22 and 26.7% versus 4Q22, the yearly increase was due to a strong contribution from the infrastructure sector and an increase in the energy and gas sectors and infrastructure sector explain the quarterly increase.

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Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

3.3 Net trading income and other income

Other income	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Total derivatives income	(269.1)	407.3	(672.3)	-265.0%	-149.8%

Foreign exchange gains (losses), net	369.2	(540.5)	488.5	190.4%	32.3%

Derivatives and foreign exchange gains (losses), net (1)	100.1	(133.2)	(183.7)	-38.0%	-283.5%

Net gains on asset valuations	0.3	28.9	0.0	-100.0%	-96.8%
Net income from other financial instruments mandatory at FVTPL	73.9	68.2	93.9	37.7%	27.1%
Net gain on sale of investments and OCI realization	(2.6)	(112.4)	27.5	124.5%	N.A
Gain on the sale of non-current assets held for sale	3.9	2.0	1.1	-46.8%	-72.9%
Income from non-consolidated investments	203.3	91.4	214.5	134.8%	5.5%
Other income from operations	219.2	202.7	144.2	-28.9%	-34.2%

Total other income from operations	598.1	147.6	297.6	101.5%	-50.3%

Total other income for 1Q23 totaled Ps 297.6 billion, the 50.3% yearly decrease was due to derivative and foreign exchange losses, net. The quarterly increase was 101.5% due to the 134.8% growth in other income from non- consolidated investments and dividends.

4.  Other expenses

Total other expenses for 1Q23 totaled Ps 2,077.0 billion and increased by 23.7% versus 1Q22, taxes contributed with 1/3 of the yearly increased and decreased by 1.1% versus 4Q22. Our efficiency ratio measured as total other expenses to total income was 46.7% in 1Q23, 55.5% in 4Q22 and 38.2% in 1Q22. The ratio of annualized total other expenses as a percentage of average total assets was 2.8% for 1Q23 and 2.9% for 4Q22, and 2.6% for pro forma 1Q22(1).

5.  Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Non-controlling interest in the income statement was Ps 622.2 billion, showing a 50.3% decrease versus 1Q22 and a 741.0% increase versus 4Q22. In addition, the ratio of non-controlling interest to income before non-controlling interest was 59.4% in 1Q23, 22.7% in 4Q22 and 31.0% in 1Q22.

(1) Pro-forma ratios for 1Q22 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

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Report of 1Q2023 results Information reported in Ps billions and under IFRS

RISK MANAGEMENT

During the first quarter of 2023, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of December 2022, nor have new relevant risks been identified that merit disclosure as of March 31st , 2023, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular Jurídica «Registro Nacional de Valores y Emisores – RNVE.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During the first quarter of 2023, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of December 2022, that merit disclosure as of March 31st , 2023, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE

CORPORATE GOVERNANCE

In terms of Corporate Governance, during this quarter there have been no material changes that should be reported.

ESG

In terms of ESG, during this quarter there have been no material changes that should be reported.

18

Report of 1Q2023 consolidated results Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the first quarter of 2023. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of March 31, 2023 amounted to Ps 20,743.5, increasing 12.2% or Ps 2,256.5 trillion compared to assets as of March 31, 2022 and 3.5% or Ps 465.9 compared to assets as of December 31, 2022.

The annual variation is mainly explained by the increase of Ps 191.0 in the balance of investments in associates and joint ventures as a result of (i) the recognition of the share of profit of equity accounted investees (Equity method) for Ps 1,234.2, (ii) the decrease in the value of our investments related to the dividends declared by our subsidiaries for Ps 1,032.2 at the end of March 31, 2023 and (iii) a decrease of Ps 57.9 in the equity method surplus, recognized in the line of other interests in equity. Additionally, an increase of Ps 2,052.8 was recorded in the balance of accounts receivable from related parties, explained by (i) the credit operation disbursed to related parties in December 2022 and which as of March 31, 2023 amounted to Ps 1,462.1 and (ii) an increase of Ps 585.9 in dividends receivable from our subsidiaries. Dividends receivable are driven by the cash dividend decreed by Banco de Bogotá in favor of its shareholders, given that in 2022 dividends receivable in shares were accounted in April.

On a quarterly basis, the variation is mainly explained by the recognition of the share of profit of equity (Equity method) of Ps 412.5 and (iii) a recovery of Ps 325.4 in the surplus by the equity method, explained mostly by a recovery of other comprehensive income (OCI) of fixed income investments at fair value through OCI (FVOCI) of our subsidiaries. The portion denominated in dollars of the credit operation with related parties registered a FX adjustment effect of Ps (44.3), in line with the behavior of the exchange rate (Tasa Representativa del Mercado - TRM) in the quarter. After the general shareholders' meetings of our subsidiaries, there was a reduction of Ps 1,032.2 in the value of investments in associates and joint ventures and an increase of Ps 933.3 in dividends receivable, recorded in accounts receivable with related parties.

Liabilities

Total liabilities as of March 31, 2023 amounted to Ps 4,050.9, increasing Ps 2,259.2 from the liabilities as of March 31, 2022 and Ps 976.2 with respect to the liabilities as of December 31, 2022.

19

Report of 1Q2023 consolidated results Information reported in Ps billions and under Colombian IFRS

Below, we present a summary of our financial statements at the separate level by the end of the first quarter of 2023. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

The annual variation is mainly explained by (i) the increase of Ps 1,243.7 in the balance of financial obligations at amortized cost, mainly explained by the credit of US$270 million that GAL granted us in December 2022 to fund a portion of the credit extended to related parties (at the end of March 31, 2023, the credit with GAL amounted to Ps 1,260.4) and (ii) the increase of Ps 1,026.6 in dividends payable as a result of the dividend declared by Grupo Aval on March 30, 2023.

Regarding the quarterly variation, this is mainly explained by (i) an increase of Ps 1,024.2 in dividends payable and (ii) a FX adjustment effect of the credit with GAL for Ps (44.3). The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of December 31, 2022.

Equity

As of March 31, 2023, shareholders' equity was Ps 16,692.6, stable compared to that reported on March 31, 2022 and decreasing 1.9% or Ps 269.7 from the equity reported as of December 31, 2022. This movement reflects mainly the movement at the level of profits, dividends and surplus by equity method. The annual shareholder´s meeting held on March 30, 2023 decided to appropriate profits for the year 2022 for Ps 1,515.5 and decree cash dividends at the rate of Ps 3.60 per share per month, payable between April 2023 and March 2024, equivalent to Ps 1,025.7. In addition, the most relevant movements within equity when compared to the balance as of March 31, 2022 are (i) profits for Ps 1,255.6, (ii) dividends declared in shares in March and paid in cash in May on 2021 earnings for Ps 119.4, (iii) a reduction of Ps 57.9 in the surplus from the equity method and (iv) the effect on retained earnings of the tax reform (Decree 2617 of 2022) for Ps (36.3). On the other hand, the most relevant movements in the quarter are (i) profits for Ps 415.9 and (ii) the recovery of Ps 325.4 in the surplus from the equity method.

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the first quarter of 2023 we presented a net profit from continuing operations of Ps 415.9, decreasing Ps 214.9 compared to the same period in 2022. For the first quarter of 2022 we recorded profits from discontinued operations of Ps 1,100.7. Net earnings per share from continuing operations decreased from Ps 28.3 pesos in the first quarter of 2022 to Ps 17.5 pesos in the first quarter of 2023.

20

Report of 1Q2023 consolidated results Information reported in Ps billions and under Colombian IFRS

The decrease in profits from continuing operations is explained by a lower equity method income of Ps 218.2. This is mostly explained by the reduction in profits contributed by our banking subsidiaries, which continue to experience pressure on their intermediation margins as a result of the rapid increase in interest rates from the Central Bank (Banco de la República) throughout 2022. On the other hand, a better environment in the local and international capital markets has been reflected in a recovery of the profitability of the investment portfolios of our subsidiaries.

Net income from continuing operations other than equity method ended the quarter at Ps 3.4, improving Ps 3.3 compared to the same period in 2022. Positive variations presented during the period include (i) higher income from ordinary activities for Ps 44.2, related to an increase of Ps 33.7 in financial returns from the credit operation with related parties, an increase of Ps 8.3 or 11.7% in fee income and an increase of Ps 2.3 in interest income and (ii) a decrease of Ps 14.0 in net expenses. The net effect between the operation with related parties and its corresponding funding with GAL contributes to an increase of Ps 12.8 in revenues compared to the same quarter of last year.

21

Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,648.7 billion (Ps 509.9 billion of bank debt and Ps 1,138.8 billion of bonds denominated in Colombian pesos) as of March 31st 2023. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of March 31st 2023, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,644.9 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 479.9 billion of total liquid assets, a total gross indebtedness of Ps 6,293.6 billion and a net indebtedness of Ps 5,813.7 billion as of March 31st 2023. In addition to liquid assets, has Ps 1,454.4 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,427.4 billion in investments in AT1 instruments.

Total liquid assets as of March 31, 2023
Cash and cash equivalents	335.9
Fixed income investments	144.0
Total liquid assets	479.9

As of March 31st 2023 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.27x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Double leverage (1)	1.22x	1.27x	1.27x	0.00	0.05
Net debt / Core earnings (2)(3)	4.59x	9.03x	6.21x	-2.82	1.61
Net debt / Cash dividends (2)(3)	6.21x	16.26x	14.73x	-1.53	8.52
Core Earnings / Interest Expense (2)	3.09x	1.51x	2.06x	0.55	-1.03

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income;

(3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

22

Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22

Cash and cash equivalents	16,407.1	17,032.9	19,327.8	13.5%	17.8%

Investment and trading assets
Debt securities	3,247.3	3,760.9	5,145.6	36.8%	58.5%
Equity securities	5,254.7	6,039.1	6,525.1	8.0%	24.2%
Derivative assets	1,344.8	2,041.4	1,914.8	-6.2%	42.4%
Trading assets	9,846.7	11,841.4	13,585.5	14.7%	38.0%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	1.4	1.4	-0.6%	N.A
Investments in securities at FVOCI	23,964.9	23,938.5	22,178.1	-7.4%	-7.5%
Investments in debt securities at AC	7,585.4	9,734.6	9,789.6	0.6%	29.1%
Investment securities	31,550.3	33,674.5	31,969.1	-5.1%	1.3%
Hedging derivatives assets	53.8	20.9	35.1	68.3%	-34.7%

Gross loans
Commercial loans	95,591.4	110,742.8	110,049.8	-0.6%	15.1%
Commercial loans	91,006.7	104,775.1	106,129.9	1.3%	16.6%
Interbank & overnight funds	4,584.7	5,967.7	3,920.0	-34.3%	-14.5%
Consumer loans	51,984.3	59,419.4	60,186.9	1.3%	15.8%
Mortgages loans	15,010.3	17,883.4	18,026.1	0.8%	20.1%
Microcredit loans	292.6	267.7	267.6	0.0%	-8.5%
Total gross loans	162,878.7	188,313.4	188,530.4	0.1%	15.7%
Loss allowance	(8,824.2)	(9,197.5)	(9,427.5)	2.5%	6.8%
Total loans, net	154,054.5	179,115.8	179,102.9	0.0%	16.3%

Other accounts receivable, net	19,587.4	23,380.6	24,384.5	4.3%	24.5%
Non-current assets held for sale	147.2	92.8	100.1	7.9%	-32.0%
Investments in associates and joint ventures	4,356.9	1,423.3	1,191.4	-16.3%	-72.7%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,593.0	4,730.2	4,695.6	-0.7%	2.2%
Right-of-use assets	1,362.0	1,329.6	1,382.7	4.0%	1.5%
Investment properties	894.5	963.0	956.5	-0.7%	6.9%
Biological assets	153.8	212.6	213.1	0.2%	38.5%
Tangible assets	7,003.4	7,235.4	7,247.8	0.2%	3.5%

Goodwill	2,220.5	2,248.2	2,232.2	-0.7%	0.5%
Concession arrangement rights	11,338.9	13,242.7	13,536.2	2.2%	19.4%
Other intangible assets	1,687.2	2,040.2	2,082.7	2.1%	23.4%
Intangible assets	15,246.5	17,531.1	17,851.1	1.8%	17.1%

Current	983.7	1,782.7	1,950.1	9.4%	98.2%
Deferred	1,406.4	1,851.2	1,525.4	-17.6%	8.5%
Income tax assets	2,390.1	3,633.9	3,475.5	-4.4%	45.4%

Other assets	480.1	608.6	607.4	-0.2%	26.5%
Total assets	261,124.1	295,591.2	298,878.2	1.1%	14.5%

Trading liabilities	1,360.4	1,757.6	1,517.6	-13.7%	11.6%
Hedging derivatives liabilities	52.6	3.6	5.6	55.7%	-89.4%

Customer deposits	152,708.1	173,341.1	178,352.4	2.9%	16.8%
Checking accounts	28,216.9	25,932.1	23,959.4	-7.6%	-15.1%
Time deposits	53,221.1	72,273.7	85,133.4	17.8%	60.0%
Savings deposits	70,967.2	74,293.9	68,331.2	-8.0%	-3.7%
Other deposits	302.9	841.5	928.3	10.3%	N.A.
Financial obligations	62,778.9	72,116.8	70,038.5	-2.9%	11.6%
Interbank borrowings and overnight funds	11,156.8	9,087.9	8,799.8	-3.2%	-21.1%
Borrowings from banks and others	17,937.9	30,309.4	29,346.9	-3.2%	63.6%
Bonds issued	30,414.2	28,362.2	27,352.4	-3.6%	-10.1%
Borrowings from development entities	3,270.0	4,357.3	4,539.5	4.2%	38.8%
Total financial liabilities at amortized cost	215,487.1	245,457.9	248,390.9	1.2%	15.3%

Legal related	252.0	229.2	228.0	-0.5%	-9.5%
Other provisions	844.4	998.0	914.0	-8.4%	8.2%
Provisions	1,096.4	1,227.2	1,142.0	-6.9%	4.2%

Current	245.6	228.8	319.8	39.8%	30.2%
Deferred	4,186.6	5,062.7	5,244.3	3.6%	25.3%
Income tax liabilities	4,432.2	5,291.5	5,564.2	5.2%	25.5%
Employee benefits	950.6	890.0	886.9	-0.4%	-6.7%
Other liabilities	8,144.3	10,141.8	11,144.0	9.9%	36.8%
Total liabilities	231,523.5	264,769.6	268,651.1	1.5%	16.0%

Equity attributable to owners of the parent	16,230.3	16,467.0	16,175.7	-1.8%	-0.3%
Non-controlling interest	13,370.3	14,354.7	14,051.3	-2.1%	5.1%
Total equity	29,600.6	30,821.7	30,227.0	-1.9%	2.1%

Total liabilities and equity	261,124.1	295,591.2	298,878.2	1.1%	14.5%

23

Report of 1Q2023 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Consolidated Statement of Income	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Interest income
Loan portfolio	3,379.8	5,566.5	6,361.4	14.3%	88.2%
Interests on investments in debt securities	380.0	577.0	646.9	12.1%	70.2%
Total interest income	3,759.8	6,143.6	7,008.3	14.1%	86.4%

Interest expense
Checking accounts	29.9	61.5	62.5	1.5%	108.9%
Time deposits	544.2	1,591.1	2,216.4	39.3%	307.3%
Savings deposits	407.9	1,402.7	1,591.8	13.5%	290.2%
Total interest expenses on deposits	982.0	3,055.3	3,870.6	26.7%	294.1%

Interbank borrowings and overnight funds	76.5	308.7	395.9	28.3%	N.A.
Borrowings from banks and others	124.5	357.6	487.7	36.4%	291.8%
Bonds issued	466.9	549.1	562.6	2.5%	20.5%
Borrowings from development entities	29.3	107.7	142.6	32.4%	386.2%
Total interest expenses on financial obligations	697.1	1,323.1	1,588.9	20.1%	127.9%
Total interest expense	1,679.2	4,378.4	5,459.5	24.7%	225.1%
Net interest income	2,080.6	1,765.2	1,548.8	-12.3%	-25.6%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	807.3	841.7	920.5	9.4%	14.0%
Other financial assets	18.9	(0.4)	(0.3)	-30.6%	-101.5%
Recovery of charged-off financial assets	(130.8)	(188.3)	(133.7)	-29.0%	2.2%
Net impairment loss on financial assets	695.4	653.0	786.5	20.4%	13.1%
Net interest income, after impairment losses	1,385.2	1,112.2	762.3	-31.5%	-45.0%

Income from commissions and fees
Banking fees(1)	564.6	663.4	664.4	0.1%	17.7%
Trust activities	83.9	95.8	122.9	28.3%	46.5%
Pension and severance fund management	303.7	179.9	250.0	39.0%	-17.7%
Bonded warehouse services	43.0	50.3	47.3	-6.0%	10.2%
Total income from commissions and fees	995.1	989.4	1,084.5	9.6%	9.0%
Expenses from commissions and fees	285.0	239.8	242.2	1.0%	-15.0%
Net income from commissions and fees	710.0	749.7	842.3	12.4%	18.6%

Income from sales of goods and services	2,667.9	3,200.7	2,927.5	-8.5%	9.7%
Costs and expenses from sales of goods and services	1,647.3	2,282.6	1,763.8	-22.7%	7.1%
Gross profit from sales of goods and services	1,020.6	918.1	1,163.6	26.7%	14.0%

Net trading income	(287.3)	609.0	(81.3)	-113.3%	-71.7%
Net income from other financial instruments mandatory at FVTPL	73.9	68.2	93.9	37.7%	27.1%

Other income
Foreign exchange gains (losses), net	369.2	(540.5)	488.5	-190.4%	32.3%
Net gain on sale of investments and OCI realization	(2.6)	(112.4)	27.5	-124.5%	N.A
Gain on the sale of non-current assets held for sale	3.9	2.0	1.1	-46.8%	-72.9%
Income from non-consolidated investments(2)	203.3	91.4	214.5	134.8%	5.5%
Net gains on asset valuations	0.3	28.9	0.0	-100.0%	-96.8%
Other income from operations	219.2	202.7	144.2	-28.9%	-34.2%
Total other income	793.3	(327.9)	875.9	N.A	10.4%

Other expenses
Loss on the sale of non-current assets held for sale	0.3	0.3	0.2	-42.2%	-43.2%
Personnel expenses	680.0	753.9	773.4	2.6%	13.7%
General and administrative expenses	797.9	1,090.7	1,087.2	-0.3%	36.3%
Depreciation and amortization	155.5	167.4	166.6	-0.5%	7.1%
Impairment loss on other assets	10.5	1.0	0.4	-63.0%	-96.4%
Other operating expenses	35.2	87.7	49.2	-43.9%	40.0%
Total other expenses	1,679.5	2,101.0	2,077.0	-1.1%	23.7%

Net income before income tax expense	2,016.2	1,028.3	1,579.8	53.6%	-21.6%
Income tax expense	633.0	526.3	532.6	1.2%	-15.9%
Net income for the period of continued operations	1,383.2	502.0	1,047.3	108.6%	-24.3%
Net income for the period of discontinued operations	1,597.5	(929.4)	-	-100.0%	-100.0%
Net income for the period	2,980.8	(427.5)	1,047.3	N.A	-64.9%

Net income for the period attibutable to:

Non-controlling interest	1,251.1	(97.1)	622.2	N.A	-50.3%

Net income attributable to owners of the parent	1,729.7	(330.4)	425.1	N.A	-75.4%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

24

Report of 1Q2023 consolidated results Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22

Current assets

Cash and cash equivalents	151.7	67.4	166.1	146.2%	9.4%
Trading securities	0.1	0.8	0.2	-74.6%	56.5%
Accounts receivable from related parties	438.2	96.1	1,029.9	N.A.	135.0%
Taxes paid in advance	0.0	7.6	6.9	-9.3%	N.A
Other accounts receivable	0.2	0.2	0.0	-91.3%	-91.4%
Other non-financial assets	0.0	0.1	0.1	90.4%	182.9%
Total current assets	590.2	172.1	1,203.1	N.A.	103.8%

Non-current Assets
Investments in subsidiaries and associates	17,891.6	18,361.9	18,082.6	-1.5%	1.1%
Accounts receivable from related parties	0.0	1,498.8	1,454.4	-3.0%	N.A
Property and equipment, net	5.1	4.1	3.2	-20.6%	-35.8%
Deferred tax assets	0.1	0.1	0.1	-2.4%	4.2%
Total non-current Assets	17,896.8	19,864.9	19,540.4	-1.6%	9.2%
Total assets	18,487.0	20,037.0	20,743.5	3.5%	12.2%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	7.5	20.3	21.0	3.8%	179.1%
Outstanding bonds at amortized cost	9.6	14.1	14.3	1.3%	48.3%
Accounts payable	104.2	106.1	1,129.6	N.A.	N.A.
Employee benefits	2.2	2.5	2.3	-6.6%	4.0%
Tax liabilities	17.1	11.9	8.6	-27.5%	-49.4%
Other non-financial liabilities	1.2	1.2	1.2	0.0%	0.0%
Total current liabilities	141.9	156.1	1,177.1	N.A.	N.A.

Long-term liabilities
Borrowings at amortized cost	525.3	1,794.1	1,749.3	-2.5%	N.A.
Outstanding bonds	1,124.5	1,124.5	1,124.5	0.0%	0.0%
Total long-term liabilities	1,649.8	2,918.6	2,873.8	-1.5%	74.2%
Total liabilities	1,791.7	3,074.7	4,050.9	31.8%	126.1%

Shareholders' equity
Subscribed and paid capital	22.3	23.7	23.7	0.0%	6.6%
Additional paid-in capital	8,612.9	9,695.2	9,695.2	0.0%	12.6%
Retained earnings	7,182.6	5,939.4	7,469.6	25.8%	4.0%
Earnings from first-time adoption	0.0	0.0	.	N.A	N.A
Net income	1,731.5	2,541.2	415.9	-83.6%	-76.0%
Other equity accounts	-854.0	-1,237.3	-911.9	-26.3%	6.8%
Total shareholders' equity	16,695.3	16,962.3	16,692.6	-1.6%	0.0%

Total liabilities and shareholders' equity	18,487.0	20,037.0	20,743.5	3.5%	12.2%

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Financial Statements Under Colombian IFRS

Information in Ps. Billions1Q23

Separate Statement of Financial Position	1Q22	4Q22	1Q23	Δ
				1Q23 vs. 4Q22	1Q23 vs. 1Q22
Operating revenue
Equity method income, net	630.7	219.0	412.5	88.4%	-34.60%
Other revenue from ordinary activities	72.4	86.9	116.6	34.1%	61.12%
Total operating revenue	703.1	305.9	529.1	73.0%	-24.7%

Expenses, net
Administrative expenses	32.5	23.3	18.7	-19.7%	-42.51%
Other expenses	0.0	3.1	-0.1	-103.2%	N.A
Losses from exchange differences	0.0	0.0	-0.1	N.A.	N.A.
Operating income	670.5	279.5	510.6	82.7%	-23.8%

Financial expenses	34.0	64.2	81.5	27.0%	139.53%

Earnings before taxes	636.5	215.3	429.1	99.3%	-32.6%
Income tax expense	5.7	9.5	13.2	38.6%	129.98%

Net income from continuing operations	630.8	205.8	415.9	102.1%	-34.1%
				102.1%	-34.06%
Discontinued operations
Equity method income from discontinued operations	1,100.7	-504.1	0.0	-100.0%	-100.00%
Income from discontinued operations	1,100.7	-504.1	0.0	-100.0%	-100.00%

Net income	1,731.5	-298.3	415.9	N.A	-76.0%

25

Report of 1Q2023 consolidated results

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds.

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

26

Report of 1Q2023 consolidated results

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Financial Controller Manager

Tel: +571 743 32 22 x 23400

E-mail: nnorena@grupoaval.com

Simón Franky

Strategic Planning and Investor Relations Analyst

Tel601 743 32 22 x 23351

Email sfranky@grupoaval com

Silvana Palacio

Investor Relations Analyst

Tel601 743 32 22 x 2337

Email mpalacio@grupoaval com

27

EXHIBIT 1

CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statement of Financial Position

(Amounts expressed in millions of Colombian pesos)

	Notes	March 31, 2023		December 31, 2022
Assets
Cash and cash equivalents		Ps.	19,327,847	Ps.	17,032,857
Trading assets			13,585,464		11,841,407
Investment securities			31,969,074		33,674,477
Hedging derivative assets	4		35,108		20,854
Loans, net	4		179,102,900		179,115,847
Other accounts receivable, net	4		24,384,493		23,380,573
Non-current assets held for sale			100,133		92,830
Investments in associates and joint ventures	6		1,191,374		1,423,343
Tangible assets	7		7,247,770		7,235,441
Concessions arrangements rights	8		13,536,212		13,242,706
Goodwill	9		2,232,238		2,248,217
Other intangibles			2,082,686		2,040,158
Income tax assets			3,475,495		3,633,876
Other assets			607,366		608,650
Total assets		Ps.	298,878,160	Ps.	295,591,236

Liabilities and equity
Liabilities

Trading liabilities	4	Ps.	1,517,550	Ps.	1,757,606
Hedging derivative liabilities	4		5,557		3,568
Customer deposits	4		178,352,401		173,341,149
Financial obligations	4		70,038,493		72,116,775
Provisions	11		1,142,008		1,227,171
Income tax liabilities			5,564,170		5,291,487
Employee benefits	12		886,891		890,019
Other liabilities	13		11,144,041		10,141,802
Total liabilities		Ps.	268,651,111	Ps.	264,769,577

Equity
Owners of the parent:
Subscribed and paid-in capital		Ps.	23,744	Ps.	23,744
Additional paid-in capital			9,571,374		9,571,374
Retained earnings			7,428,429		8,018,417
Other comprehensive income			(847,847)		(1,146,565)
Equity attributable to owners of the parent			16,175,700		16,466,970
Non-controlling interest			14,051,349		14,354,689
Total equity			30,227,049		30,821,659
Total liabilities and equity		Ps.	298,878,160	Ps.	295,591,236

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Income

(Amounts expressed in millions of Colombian pesos)

		For the three-months periods ended March 31,
	Notes	2023		2022 (1)
Continuing operations
Interest income	4	Ps.	7,008,324	Ps.	3,759,791
Interest expense	4		(5,459,500)		(1,679,180)
Net interest income			1,548,824		2,080,611

Net impairment loss on financial assets			(786,489)		(695,422)
Net interest income, after impairment losses			762,335		1,385,189

Income from commissions and fees			1,084,530		995,075
Expenses from commissions and fees			(242,227)		(285,037)
Net income from commissions and fees	16		842,303		710,038

Income from sales of goods and services			2,927,482		2,667,889
Costs and expenses of sales goods and services			(1,763,843)		(1,647,296)
Net income from sales of goods and services	16		1,163,639		1,020,593

Net trading loss	17		(81,280)		(287,345)
Net income from other financial instruments mandatorily at fair value through profit or loss			93,949		73,908
Other income	18		875,870		793,284
Other expenses	18		(2,077,011)		(1,679,474)

Net income before tax expense			1,579,805		2,016,193
Income tax expense	10		(532,551)		(632,950)
Net income from continuing operations		Ps.	1,047,254	Ps.	1,383,243

Discontinued operations
Net income from discontinued operations	1.1	Ps.	-	Ps.	1,597,512

Net income		Ps.	1,047,254	Ps.	2,980,755

Net income attributable to owners of the parent
Net income for the period from continuing operations			425,090		631,631
Net income for the period from discontinued operations	1.1		-		1,098,073
Owners of the parent		Ps.	425,090	Ps.	1,729,704

Net income attributable to non-controlling interests
Net income for the period from continuing operations			622,164		751,612
Net income for the period from discontinued operations	1.1		-		499,439
Non-controlling interests		Ps.	622,164	Ps.	1,251,051

Net Income		Ps.	1,047,254	Ps.	2,980,755

Net income per share basic and diluted (in Colombian pesos)	14	Ps.	17.90	Ps.	77.63

(1)    See note 1.1 “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Other Comprehensive Income

(Amounts expressed in millions of Colombian pesos)

		For the three-months periods ended March 31,
	Notes	2023		2022

Net income		Ps.	1,047,254	Ps.	2,980,755

Other comprehensive income
Items that may be reclassified to profit or loss
Net gain (loss) on hedges of net investments in foreign operations
Foreign currency translation differences from hedged foreign operations	5		(123,149)		(7,505,723)
Hedging derivative instrument	5		0		4,052,710
Hedging non-derivative instrument	5		120,238		3,157,086
Cash flow hedges			(3,114)		(5,702)
Foreign currency translation differences from unhedged foreign operations			(65,076)		1,032,865
Investments in associates and joint ventures			594		(3,531)
Unrealized (losses) gains on securities at FVOCI			735,161		(1,132,971)
Income tax			(244,939)		(2,377,055)
Total, items that may be reclassified to profit or loss		Ps.	419,715	Ps.	(2,782,321)

Items that will not be reclassified to profit or loss
(Losses) unrealized on equity securities at FVOCI			(53,709)		(22,063)
Actuarial (losses) gains from defined benefit pension plans			(1)		33,627
Income tax			(22)		(10,958)
Total, items that will not be reclassified to profit or loss		Ps.	(53,732)	Ps.	606

Total other comprehensive income, net of taxes			365,983		(2,781,715)
Total comprehensive income		Ps.	1,413,237	Ps.	199,040

Total comprehensive income for the periods attributable to:
Owners of the Group			723,808		(140,083)
Non-controlling interest			689,429		339,123
		Ps.	1,413,237	Ps.	199,040

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Consolidated Statement of Changes in Equity for the three-month periods ended March 31, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Subscribed and paid-in capital		Additional paid – in capital		Appropriated retained earnings		Other comprehensive income (OCI)		Equity attributable to owners of the parent		Non-controlling interest (NCI)		Total equity
Balance at December 31, 2020	Ps.	22,281	Ps.	8,490,799	Ps.	13,383,391	Ps.	1,117,182	Ps.	23,013,653	Ps.	16,457,994	Ps.	39,471,647
Issuance of shares		—		—		—		—		—		141		141
Dividends declared in cash		—		—		—		—		—		(405,501)		(405,501)
Spin Off(1)		—		—		(6,638,961)		—		(6,638,961)		(3,019,613)		(9,658,574)
Effect of realization of equity instruments(1)		—		—		(5,318)		—		(5,318)		(2,428)		(7,746)
Other comprehensive income		—		—		—		(1,869,787)		(1,869,787)		(911,928)		(2,781,715)
Withholding Tax over dividends		—		—		1,006		—		1,006		566		1,572
Net income		—		—		1,729,704		—		1,729,704		1,251,051		2,980,755
Balance at March 31, 2022	Ps.	22,281	Ps.	8,490,799	Ps.	8,469,822	Ps.	(752,605)	Ps.	16,230,297	Ps.	13,370,282	Ps.	29,600,579

	Subscribed and paid-in capital		Additional paid – in capital		Appropriated retained earnings		Other comprehensive income (OCI)		Equity attributable to owners of the parent		Non-controlling interest (NCI)		Total equity
Balance at December 31, 2022	Ps.	23,744	Ps.	9,571,374	Ps.	8,018,417	Ps.	(1,146,565)	Ps.	16,466,970	Ps.	14,354,689	Ps.	30,821,659
Dividends declared in cash		—		—		(1,025,718)		—		(1,025,718)		(1,014,794)		(2,040,512)
Other comprehensive income		—		—		—		298,718		298,718		67,265		365,983
Withholding Tax over dividends		—		—		10,640		—		10,640		22,025		32,665
Net income		—		—		425,090		—		425,090		622,164		1,047,254
Balance at March 31, 2023	Ps.	23,744	Ps.	9,571,374	Ps.	7,428,429	Ps.	(847,847)	Ps.	16,175,700	Ps.	14,051,349	Ps.	30,227,049

(1)    See note 1.1 “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of the consolidated financial statements.

Grupo Aval Acciones y Valores S.A. and Subsidiaries

Condensed Consolidated Statement of Cash Flows for the nine-month periods ended March 31, 2023and 2021

(Amounts expressed in millions of Colombian pesos)

	Notes	March 31, 2023		March 31, 2022 (1)
Cash flows from operating activities:
Net income before income tax		Ps.	1,579,805	Ps.	2,016,193
Reconciliation of net income before taxes and net cash provided by operating activities:
Depreciation and amortization	16-18		279,584		263,210
Impairment losses of loans and receivables, net	4-16		935,469		813,270
Net income in concession agreements			(1,260,858)		(1,061,120)
Net interest income			(1,548,824)		(2,080,611)
Sales of non-current assets held for sale, net	18		(865)		(3,572)
Gain on sales of tangible assets			(5,025)		(9,015)
Foreign exchange losses	18		(488,545)		(369,186)
Share of profit of equity accounted investees, net of tax	18		(94,738)		(96,409)
Dividends caused	18		(119,767)		(106,882)

Fair value adjustments on:
Derivatives	17		672,258		269,072
Non-current assets held for sale			(142)		40
Investment property			(47)		(801)
Biological assets			(3,156)		(1,624)

Changes in operating assets and liabilities:
Derivatives			(804,470)		(121,005)
Trading assets			(1,883,400)		1,122,997
Accounts receivable			(219,249)		10,221
Other assets			(25,610)		(8,239)
Other liabilities and provisions			(654,362)		(1,498,646)
Employee benefit			(2,237)		9,721
Loan portfolio			(1,598,740)		(9,035,473)
Customer deposits			5,553,614		6,443,976
Interbank borrowings and overnight funds			(270,635)		841,853
Borrowings from development entities			83,547		(981)
Borrowings from banks			(216,821)		588,455

Interest received			6,139,939		3,355,371
Interest paid			(4,755,112)		(1,571,307)
Lease interest			(45,541)		(37,243)
Income tax payments			(523,796)		(377,595)
Net cash provided (used) by operating activities		Ps.	722,276	Ps.	(645,330)

Cash flows from investing activities:
Purchases of amortized cost financial assets		Ps.	(967,134)	Ps.	(814,206)
Redemptions of amortized cost financial assets			1,058,158		719,073
Purchases of FVOCI			(5,144,385)		(3,723,789)
Proceeds from sales of FVOCI			7,578,151		3,930,005
Acquisition of associates investment and join ventures			—		(2,667)
Purchases tangible assets			(89,791)		(57,761)
Proceeds from sales of property, plant and equipment			45,349		38,807
Proceeds from sales of non-current assets held for sale			5,194		17,522
Additions of concession arrangement rights			130,757		113,586
Additions of other intangible assets			(115,887)		(86,008)
Dividends received			111,611		96,650
(Decrease) to deconsolidation of subsidiaries			—		(17,570,390)
Net cash provided (used) in by investing activities		Ps.	2,612,023	Ps.	(17,339,178)

Cash flows from financing activities:
Dividends paid to shareholders		Ps.	(1,475)	Ps.	(299,942)
Dividends paid to non-controlling interest			(67,965)		(158,848)
Issuance of debt securities			2,571,859		521,716
Payment of outstanding debt securities			(3,057,617)		(345,083)
Leases			(100,444)		(91,878)
Issuance of shares			—		141
Net cash used by financing activities		Ps.	(655,642)	Ps.	(373,894)
Effect of foreign currency changes on cash and equivalents			(383,667)		(483,748)
Decrease in cash and cash equivalents in joint operations			—		(1,393,602)
Increase (decrease) in cash and cash equivalents			2,294,990		(20,235,752)
Cash and cash equivalents at beginning of period		Ps.	17,032,857	Ps.	36,642,829
Cash and cash equivalents at end of period		Ps.	19,327,847	Ps.	16,407,077

(1)    See note 1.1 “Discontinued operations of BAC Holding”.

The accompanying notes are an integral part of the consolidated financial statements.

EXHIBIT 2

SEPARATE FINANCIAL STATEMENTS

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of financial position

For the period ended as of march 31st 2023 and december 31st 2022

(Stated in millions of Colombian pesos)

	March 31st		Decembre 31st
Assets	2023		2022

Current assets

Cash and cash equivalents	Ps.	166,066	Ps.	67,439
Trading securities		194		764
Accounts receivable from related parties		1,029,853		96,081
Taxes paid in advance		6,872		7,577
Other accounts receivable		14		161
Other non-financial assets		99		52
Total current assets		1,203,098		172,074

Non-current Assets

Investments in subsidiaries and associates	Ps.	18,082,615	Ps.	18,361,916
Accounts receivable from related parties		1,454,442		1,498,754
Property and equipment, net		3,241		4,083
Deferred tax assets		124		127
Total non-current Assets		19,540,422		19,864,880
Total assets	Ps.	20,743,520	Ps.	20,036,954

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	Ps.	21,025	Ps.	20,255
Outstanding bonds at amortized cost		14,270		14,093
Accounts payable		1,129,603		106,101
Employee benefits		2,323		2,486
Tax liabilities		8,639		11,920
Other non-financial liabilities		1,214		1,214
Total current liabilities		1,177,074		156,069

Long-term liabilities
Borrowings at amortized cost	Ps.	1,749,301	Ps.	1,794,089
Outstanding bonds		1,124,520		1,124,520
Total long-term liabilities		2,873,821		2,918,609
Total liabilities	Ps.	4,050,895	Ps.	3,074,678

Shareholders' equity
Subscribed and paid capital	Ps.	23,743	Ps.	23,743
Additional paid-in capital		9,695,243		9,695,243
Retained earnings		7,469,581		5,939,430
Net income		415,940		2,541,179
Other equity accounts		(911,882)		(1,237,319)
Total shareholders' equity	Ps.	16,692,625	Ps.	16,962,276

Total liabilities and shareholders' equity	Ps.	20,743,520	Ps.	20,036,954

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of income

(Stated in millions of Colombian pesos, except earnings per share)

	For the accumulated period
	March 31st		March 31st
	2023		2022

Operating revenue
Equity method income, net	Ps.	412,496	Ps.	630,683
Other revenue from ordinary activities		116,610		72,373
Total operating revenue	Ps.	529,106	Ps.	703,056

Expenses, net
Administrative expenses	Ps.	18,713	Ps.	32,549
Other expenses		(99)		14
Revenue from exchange differences		(130)		(42)
	Ps.	18,484	Ps.	32,521

Operating income	Ps.	510,622	Ps.	670,535

Financial expenses		81,532		34,039

Earnings before taxes	Ps.	429,090	Ps.	636,496

Income tax expense		13,150		5,718

Net income from continuing operations	Ps.	415,940	Ps.	630,778

Discontinued operations
Equity method income from discontinued operations		0		1,100,730
Income from discontinued operations	Ps.	0	Ps.	1,100,730

Net income	Ps.	415,940	Ps.	1,731,508

Net income per share from continuing operations	Ps.	17.52	Ps.	28.31
Net income per share from discontinued operations	Ps.	0.00	Ps.	49.40

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of Other Comprehensive Income

(Stated in millions of Colombian pesos)

IFRS

	For the accumulated period
	March 31st		March 31st
	2023		2022

Net income	Ps.	415,940	Ps.	1,731,508

Other comprehensive income (OCI), net of taxes
Participation in other comprehensive income
reported using the equity method		325,437		(1,867,591)

Comprehensive income, net	Ps.	741,377	Ps.	(136,083)

GRUPO AVAL ACCIONES Y VALORES S.A.

Individual statement of cash flow

For the period ended as of march 31st 2023 and 2022

(Stated in millions of Colombian pesos)

	March 31st		March 31st
	2023		2022
Cash flow from operating activity:
Net Income	Ps.	415,940	Ps.	1,731,508

Adjustments to reconcile net profit with net cash used in operating activities
Income tax expense	Ps.	13,150	Ps.	5,718
Property and equipment depreciation and amortization		398		426
Impairment of receivables		(121)		-
Equity method income		(412,496)		(630,683)
Equity method income from discontinued operations		-		(1,100,730)

Changes in operating assets and liabilities:
Decrease (Increase) in trading securities		570		(77)
Increase in interest receivables		(382)		-
Decrease in other assets and liabilities, net: prepaid taxes, prepaid expenses; taxes, accounts payable, employee liabilities, estimated liabilities and provisions.		(16,530)		(12,357)
Increase in interests payable		1,319		2,887
Interest payment on lease agreements (IFRS 16)		(132)		(63)
Dividends received by subsidiaries		98,655		283,955
Income tax paid		-		(3,354)

Net cash used in operating activities	Ps.	100,371	Ps.	277,230

Cash flow from investing activities:
Acquisition of property and equipment		-		(22)

Net cash used in investing activities	Ps.	0	Ps.	(22)

Cash flow from financing activities:
Dividends paid		(1,475)		(299,942)
Payment of liabilities arising from lease agreements		(269)		(317)
Net cash from financing activities	Ps.	(1,744)	Ps.	(300,259)

Change in cash and cash equivalents		98,627		(23,051)
Cash and cash equivalents as of the beginning of the period		67,439		174,784
Cash and cash equivalents as of the end of the period	Ps.	166,066	Ps.	151,733
Additional information:
Payment of Interest	Ps.	80,343	Ps.	31,173

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of shareholders' equity

For the period ended as of March 31st 2023

(Stated in million of Colombian pesos)

					Retained earnings (losses)
	Subscribed and paid capital		Paid-in Capital		Legal reserve		Occasional reserve		Retained earnings (losses)		Operations with shareholders	Net Income		Other equity accounts		Shareholders' equity

Balance as of December 31st. 2021	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	10,706,543	Ps.	(393,822)	-	Ps.	3,502,758	Ps.	1,013,600	Ps.	23,475,436

Constitution of reserves for future distributions net income 2021								3,502,758					(3,502,758)				-
Reserve appropriation								(188,208)		188,208							-
To distribute a stock dividend of $ 54 per share, over 22,281,017,159 shares outstanding as of december 31st 2021. These dividends will be paid at the rate of 1 share for each 13.74233 common or preferential shares as of december 31st, 2021.								(1,203,175)									(1,203,175)
Issuance of shares								1,203,175									1,203,175
Application of the equity method															(1,149,373)		(1,149,373)
Application of the equity method (Spin-off)											(6,644,277)				(718,218)		(7,362,495)
Witholding tax on dividends										258							258
Net Income													1,731,508				1,731,508

Balance as of March 31st 2022	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	14,021,093	Ps.	(205,356)	(6,644,277)	Ps.	1,731,508	Ps.	(853,991)	Ps.	16,695,334

Balance as of December 31st 2022	Ps.	23,743	Ps.	9,695,243	Ps.	11,872	Ps.	12,817,186	Ps.	(245,351)	(6,644,277)	Ps.	2,541,179	Ps.	(1,237,319)	Ps.	16,962,276

Constitution of reserves for future distributions net income 2022								2,541,179					(2,541,179)				-
Reserve appropriation								(7,111,764)		467,487	6,644,277						-
To distribute a cash dividend of $ 3.60 per share per month from April 2023 to March 2024 including those two months, over 23.743.475.754 outstanding shares as of the date of this meeting.								(1,025,718)									(1,025,718)
Application of the equity method															325,437		325,437
Witholding tax on dividends										14,690							14,690
Net Income													415,940				415,940

Balance as of March 31st 2023	Ps.	23,743	Ps.	9,695,243	Ps.	11,872	Ps.	7,220,883	Ps.	236,826	0	Ps.	415,940	Ps.	(911,882)	Ps.	16,692,625

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel